SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-12865
CUSIP NUMBER	315646109

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Items 6,7,8,9A,15(a)(1) and 15(a)(2)

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	FiberMark, Inc. 161 Wellington Road P O Box 498 Brattleboro, VT 05302

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     FiberMark, Inc. and its U.S. subsidiaries continue to operate as debtors-in-possession under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Vermont. The company filed for relief under chapter 11 on March 30, 2004, and has continued making filings with the SEC. The FiberMark Form 10-K could not be filed within the prescribed time period for the following reasons:
      1. FiberMark filed a final Plan of Reorganization (“POR”) on December 17, 2004, with the unanimous support of the Official Committee of Unsecured Creditors and expected to move forward with Plan confirmation as early as January 28, 2005. The company’s confirmation hearing was continued several times to allow the three largest bondholder creditors, also members of the Creditors Committee, to resolve disagreements that developed among themselves related to Plan implementation matters involving corporate governance and control issues. FiberMark expected to emerge as a private company—with no continuing SEC reporting obligations—as early as February. Subsequent hearing continuances would have allowed for emergence before March 31, 2005, so that no Form 10-K would have been required to be filed.
      2. However, by March 22, 2005, the company realized that these three bondholders remained deadlocked. Consequently, FiberMark was unable to proceed with Plan confirmation due to issues beyond its control and which could not have been anticipated. FiberMark has been advised that such developments are quite atypical for the chapter 11 process.
      3. Until very recently, FiberMark fully expected to emerge from chapter 11 as a private company before March 31, the prescribed time period for filing a Form 10-K.
      4. We do not expect that prior period financial results will require restatement. However, we cannot make any such guarantee.
      5. In addition to the developments described above, the burdensome requirements of the chapter 11 process have demanded the attention of FiberMark’s internal accounting personnel and have delayed completion of their work in connection with the preparation of the 2004 financial statements. For example, the company has not yet finalized the accounting for certain foreign exchange transactions related to its international operations.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John E. Hanley	802	258-2708

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A significant change in results of operations from the corresponding period for the fiscal year ended December 31, 2003 is anticipated. The company has improved its income (loss) from operations due to the following reasons:
      1. Substantial asset impairment charges were recorded in 2003 that contributed to a large loss from operations. Net income (loss) in 2004 will not be as large as the loss in 2003.
      2. Interest expenses on the company's  Senior Notes were  reduced by $25.7 million due to the automatic stay provisions under chapter 11.
      3. Reorganization expenses recorded in 2004 due to the chapter 11 proceedings partially offset these improvements.
      4. It is not possible to provide a reasonable estimate of the exact results due to the preparation of the 2004 financial statements as described above.

FiberMark, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005	By:	/s/ John E. Hanley John E. Hanley Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).